1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

STUART STRAUSS

stuart.strauss@dechert.com
+1 212 698 3529 Direct
+1 212 698 0452 Fax

August 5, 2016

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Deborah Skeens, Division of Investment Management

Re:	VanEck Vectors ETF Trust (the “Trust”) (formerly Market Vectors ETF Trust) (File Nos. 333-123257 and 811-10325)

Dear Ms. Skeens:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to VanEck Vectors AMT-Free 6-8 Year Municipal Index ETF, VanEck Vectors AMT-Free 8-12 Year Municipal Index ETF and VanEck Vectors AMT-Free 12-17 Year Municipal Index ETF (the “Funds”) (formerly Market Vectors 6-8 Year Municipal Index ETF, Market Vectors 8-12 Year Municipal Index ETF and Market Vectors 12-17 Year Municipal Index ETF, respectively), each a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on October 29, 2015. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that will be incorporated into each Fund’s Final Prospectus and Statement of Additional Information, as applicable, in response to the Staff’s comments, and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL

Comment 1.	The Staff requests that the Trust confirm that all missing or bracketed information in the Registration Statement will be included in a subsequent Post-Effective Amendment.

Response 1.	We hereby confirm that all missing or bracketed information will be included in a subsequent Post-Effective Amendment.

Comment 2.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 2.	This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence.

Comment 3.	Please disclose each Fund’s ticker symbol and update the Trust’s EDGAR site.

Response 3.	We hereby confirm that each Fund’s ticker symbol will be disclosed and updated on the Trust’s EDGAR site concurrently with the Funds’ 485(b) filing.

PROSPECTUS

Comment 4.	Under the “Summary Information” sections, please delete footnote (a) of the fee table. The footnote is not required or permitted under Item 3 of Form N-1A.

Response 4.	The disclosure has been revised to reflect that the footnote corresponds with the “Total Annual Fund Operating Expenses” line item, and not the “Other Expenses” line item.

Comment 5.	Under the “Summary Information—Principal Investment Strategies” sections, please clarify the meaning of “final maturities.”

Response 5.	This disclosure has been revised to state that the municipal bonds included in the Index will have maturities of 6-8 years, 8-12 years and 12-17 years with respect to VanEck Vectors AMT-Free 6-8 Year Municipal Index ETF, VanEck Vectors AMT-Free 8-12 Year Municipal Index ETF and VanEck Vectors AMT-Free 12-17 Year Municipal Index ETF, respectively.

Comment 6.	In the second paragraph of each Fund’s “Summary Information—Principal Investment Strategies” section, it states that “[t]he Fund has adopted a fundamental investment policy to invest at least 80% of its assets in investments suggested by its name.” Please explain how this does not contradict the preceding paragraph that states that the Fund’s 80% investment policy is non-fundamental.

Response 6.	We note that each Fund has a non-fundamental investment policy to invest at least 80% of its assets in securities that comprise its benchmark index. Each Fund, in addition to this non-fundamental investment policy, has adopted a fundamental investment policy to invest at least 80% of its assets in investments suggested by its name to comply with Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”). We therefore believe the existing disclosure is appropriate.

Comment 7.	Under each Fund’s “Summary Information—Principal Investment Strategies” section, it states that “the Fund has adopted a fundamental investment policy to invest at least 80% of its assets in investments suggested by its name.” Please clarify what is meant by “investments suggested by its name.”

Response 7.	The disclosure has been revised to add a parenthetical stating that “investments suggested by its name” refers to municipal bonds with maturities of 6-8 years, 8-12 years and 12-17 years with respect to VanEck Vectors AMT-Free 6-8 Year Municipal Index ETF, VanEck Vectors AMT-Free 8-12 Year Municipal Index ETF and VanEck Vectors AMT-Free 12-17 Year Municipal Index ETF, respectively.

Comment 8.	Please state whether a Fund has any investment limitations with respect to duration or credit quality (i.e., investment grade vs. non-investment grade).

Response 8.	We hereby confirm that the Funds do not have any investment limitations with respect to duration. With respect to credit quality, each Fund’s investments must be investment grade (Baa3/BBB- or higher).

Comment 9.	The Staff notes that each Fund’s “Summary Information—Principal Investment Strategies” section states that general obligation bonds represent a significant portion of each Index. Please consider whether a corresponding risk factor should be added to the principal risk section of each Prospectus.

Response 9.	The disclosure has been revised accordingly.

Comment 10.	Please consider whether a “liquidity risk” risk factor should be added to each Fund’s “Principal Risks” section of the Prospectus. For example, the disclosure could state that, “In stressed market conditions, the liquidity of the Fund’s Shares may begin to mirror those of the underlying portfolio holdings, which can be significantly less liquid than the Fund’s Shares.”

Response 10.	The disclosure has been revised accordingly.

Comment 11.	Please consider whether a “not individually redeemable securities” risk factor should be added to the “Principal Risks” sections of the Prospectuses. For example, the disclosure could state that “Shares are not individually redeemable and may be redeemed by the Fund at its net asset value per Share only in large blacks known as Creation Units. You may incur brokerage costs purchasing enough Shares to constitute Creation Units.”

Response 11.	We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate and this concept is covered elsewhere in each Fund’s Prospectus and Statement of Additional Information.

Comment 12.	Please supplementally provide the broad-based securities market index that the Funds will use.

Response 12.	As the Funds have not completed at least one calendar year of operations, the Funds are not currently required to disclose their broad-based securities market indices. We confirm that such information will be included in each Fund’s Prospectus when required.

Comment 13.	Under the “Summary Information—Principal Investment Strategies” sections, please disclose the number of securities included in the applicable Index as of a recent date.

Response 13.	We respectfully acknowledge your comment; however, we note that the “Barclays AMT-Free 6-8 Year Intermediate Continuous Municipal Index,” “Barclays AMT-Free 8-12 Year Intermediate Continuous Municipal Index” and “Barclays AMT-Free 12-17 Year Intermediate Continuous Municipal Index” sections provide a description of the number of securities in each Index. Therefore, we believe the current disclosure is appropriate.

Comment 14.	Please consider whether any strategies identified in each Fund’s “Additional Information About the Fund’s Investment Strategies and Risks—Additional Investment Strategies” section are principal investment strategies of the Funds.

Response 14.	We hereby confirm that the strategies and instruments identified in each Fund’s “Additional Investment Strategies” section are additional (and not principal) investment strategies of such Fund.

Comment 15.	Please supplementally confirm that each Fund’s investments in derivatives will be limited to its 20% bucket.

Response 15.	We hereby confirm that each Fund’s investments in derivatives will be limited to its 20% bucket.

Comment 16.	The Staff notes that certain sections of the Prospectuses refer to investments in derivatives. The Division of Investment Management has made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Please review the observations set forth in that letter and revise your disclosures of use and risks of derivatives accordingly.

Response 16.	We acknowledge the comment and confirm that the relevant derivatives disclosures were reviewed in light of Staff observations in the letter from Barry D. Miller, Associate

Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute.

Comment 17.	Please provide the legal basis for the following sentence: Convertible securities and depositary receipts not included in the Index may be used by the Fund in seeking performance that corresponds to the Index, and in managing cash flows, and may count towards compliance with the Fund’s 80% policy.”

Response 17.	We have deleted the references to convertible securities. The Trust has received relief to treat depositary receipts that represent component securities of an Index as component securities for purposes of each Fund’s 80% policy. See the Application that was noticed in Release No. IC-29455 dated October 1, 2010 and the order granting the relief requested contained in Release No. IC-29490 dated October 26, 2010 (File No. 812-13624).

Comment 18.	Under each Fund’s “Additional Information About the Fund’s Investment Strategies and Risks—Additional Investment Strategies” section, it states that “[t]he Fund may also invest, to the extent permitted by the 1940 Act, in other affiliated and unaffiliated funds, such as open-end or closed-end management investment companies, including other exchange-traded funds.” Please confirm that each Fund’s investment in other funds is not a principal investment strategy of such Fund and does not warrant disclosure in the “Principal Risks” sections of the Prospectuses. Please also consider whether the risk of investment in other funds should be disclosed as an Item 9 risk factor.

Response 18.	Each Fund’s investment in other funds is not a principal investment strategy of such Fund and does not warrant disclosure in the “Principal Risks” section of the Prospectus.

Comment 19.	Please confirm that each Fund’s investments in other funds do not warrant an acquired fund fees and expenses line item.

Response 19.	We hereby confirm that each Fund currently does not expect acquired fund fees and expenses to exceed more than one basis point (0.01%) of Total Annual Fund Operating Expenses, and as

such the Fund’s investments in other funds do not warrant an acquired fund fees and expenses line item.

Comment 20.	Under each Fund’s “Additional Information About the Fund’s Investment Strategies and Risks—Fundamental and Non-Fundamental Policies” section, it states that “[t]he Fund’s investment objective and each of its other investment policies are non-fundamental policies that may be changed by the Board of Trustees without shareholder approval, except as noted in this Prospectus or the Statement of Additional Information (“SAI”) under the section entitled ‘Investment Policies and Restrictions—Investment Restrictions.’” Please clarify which objectives are non-fundamental and which objectives are fundamental and can only be changed by shareholder approval.

Response 20.	The disclosure has been revised accordingly.

Comment 21.	Under each Fund’s “Additional Information About the Fund’s Investment Strategies and Risks—Fundamental and Non-Fundamental Policies” section, please clarify whether each Fund’s investment objective can be changed without shareholder approval.

Response 21.	We note that under each Fund’s “Summary Information—Principal Investment Strategies” section, it states that each Fund’s 80% investment policy to invest at least 80% of its total assets in securities that comprise its benchmark index is non-fundamental and may be changed without shareholder approval upon 60 days’ prior written notice to shareholders. We have revised the disclosure to state that each Fund’s fundamental investment policy to invest at least 80% of its assets in investments suggested by its name may only be changed with shareholder approval.

Comment 22.	Please supplementally confirm that each Fund will create and redeem Creation Units in accordance and consistent with the representations in the Trust’s ETF Order. If not, please revise the disclosure to be consistent with the Order.

Response 22.	We hereby confirm that each Fund will create and redeem Creation Units in accordance and consistent with the representations in the Trust’s ETF Order.

Comment 23.	Under each Fund’s “Additional Information About the Fund’s Investment Strategies and Risks—Buying and Selling Exchange-Traded Shares” section, please include disclosure explaining that the price of each Fund’s shares is based on market price (not based on NAV).

Response 23.	We respectfully acknowledge your comment; however, we note that the disclosure currently states that each Fund’s Shares will trade in the secondary market at prices that may differ to varying degrees from the NAV of the Shares and may differ significantly under certain market conditions. Therefore, we believe the current disclosures are appropriate.

Comment 24.	Under the “Barclays AMT-Free 6-8 Year Intermediate Continuous Municipal Index” section in the Prospectus for VanEck Vectors 6-8 Year Municipal Index ETF, please clarify the fourth sentence of the second paragraph.

Response 24.	This disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 25.	Under the “Investment Policies and Restrictions” section, it states that “the Fund has adopted a fundamental investment policy to invest at least 80% of its assets in investments suggested by its name.” Please clarify what is meant by “investments suggested by its name.”

Response 25.	The disclosure has been revised to add a parenthetical stating that “investments suggested by its name” refer to municipal bonds with maturities of 6-8 years, 8-12 years and 12-17 years with respect to VanEck Vectors AMT-Free 6-8 Year Municipal Index ETF, VanEck Vectors AMT-Free 8-12 Year Municipal Index ETF and VanEck Vectors AMT-Free 12-17 Year Municipal Index ETF, respectively.

Comment 26.	Please provide the number of Committee meetings held during each Fund’s last fiscal year. See Item 17(b)(2)(iii) of Form N-1A.

Response 26.	The disclosure has been revised accordingly.

Comment 27.	Pursuant to Item 17(b)(2)(iv), please state whether the Nominating and Corporate Governance Committee will consider nominees recommended by shareholders. If so, disclose the procedures that shareholders should follow in submitting recommendations

Response 27.	We respectfully acknowledge your comment. The Nominating and Corporate Governance Committee Charter is currently silent on this matter.

Comment 28.	Under the “Creation and Redemption of Creation Units—Redemption Transaction Fee” section, it states that “[i]n no event will fees charged by the Fund in connection with a redemption exceed 2% of the value of each Creation Unit.” Please confirm this does not exceed the aggregate NAV of the redeemed Creation Unit.

Response 28.	We have revised the disclosure to state that in no event will fees charged by the Fund in connection with a redemption exceed 2% of the aggregate NAV of each Creation Unit.

PART C

Comment 29.	Please revise the Exhibit Index of Item 28 to include copies of actual agreements rather than the “form of” agreements.

Response 29.	We respectfully acknowledge the comment, however, we believe that the “form of” agreements are appropriate.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	each Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact Tiina Vaisanen at (212) 649-8727 or Stuart Strauss at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss
- 10 -